

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2020

Ronald Frederickson
Chief Executive Officer
Skybox Sports Network Inc.
6351 Henson Street, Suite C
Las Vegas, NV 89118

> **Re:  Skybox Sports Network Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 4, 2020**
> **File No. 024-11343**

Dear Mr. Frederickson:

We have reviewed your amended offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our November 30, 2020 letter.

Form 1-A/A Filed December 4, 2020

Dilution, page 11

1.    We have reviewed your response to prior comment four.  We note that you calculated the percent dilution to new investors by subtracting the per share dilution to new investors from the offering price and then multiplying by 100.  Please tell us why you did not divide the per share dilution to new investors by the offering price and then multiply by 100 in order to calculate the percent dilution to new investors.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.  Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing